SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9/A
(RULE 14d-101)
Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 2)

CKx, Inc.
(Name of Subject Company)
CKx, Inc.
(Name of Person(s) Filing Statement)
Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)
12562M106
(CUSIP Number of Class of Securities)

Howard J. Tytel
CKx, Inc.
650 Madison Avenue
New York, New York 10022
(212) 838-3100
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With copies to:
David E. Shapiro, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission (the “SEC”) on May 18, 2011 by CKx, Inc., a Delaware corporation (“CKx”), as amended by Amendment No. 1 filed with the SEC on May 23, 2011 by CKx (as previously amended, the “Schedule 14D-9”), relating to the tender offer (the “Offer”) by Colonel Offeror Sub, LLC, a Delaware corporation (“Offeror”), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share, of the Company (the “Common Shares” and each a “Common Share”) for $5.50 per Common Share, payable net to the seller in cash without interest thereon, less any applicable withholding taxes upon on the terms and subject to the conditions set forth in the Offer to Purchase, dated May 17, 2011 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related letter of transmittal, originally included as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO initially filed by Colonel Holdings, Inc. (“Parent”), Colonel UK Holdings Limited, Offeror, Colonel Merger Sub, Inc. (“Merger Sub”) and Apollo Management VII, L.P. and the Company, Robert F.X. Sillerman, Sillerman Capital Holdings, L.P., Laura Sillerman, The Promenade Trust and Priscilla Presley with the SEC on May 17, 2011. Except as specifically set forth herein, the Schedule 14D-9 remains unchanged. Capitalized terms used but not defined in this Amendment No. 2 have the meanings ascribed to them in the Schedule 14D-9.
ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.
     Item 8(d) of the Schedule 14D-9 is hereby amended and supplemented by replacing the following sentences in their entirety:
“Parent expects to file a Pre-Merger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Common Shares in the Offer on or about May 18, 2011, and, if so filed, the required waiting period will expire at 11:59 p.m., New York City time, on or about June 2, 2011, unless earlier terminated by the FTC and the Antitrust Division, or Parent receives a request for additional information or documentary material prior to that time. If within the waiting period either the FTC or the Antitrust Division requests additional information or documentary material from Parent, the waiting period with respect to the Offer would be extended for an additional period of ten calendar days following the date of Parent’s substantial compliance with that request. Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act rules. After that time, the waiting period may be extended only by court order. The FTC or the Antitrust Division may terminate the additional ten calendar day waiting period before its expiration. In practice, complying with a request for additional information and documentary material can take a significant period of time. It is possible that Parent and CKx may each be required to make subsequent HSR Act filings for shares not acquired pursuant to the Offer prior to the initial Expiration Date. In that event, there would be additional waiting periods, as applicable under the HSR Act.”
     with:
“Parent filed its Pre-Merger Notification and Report Form under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Common Shares in the Offer on May 18, 2011 and CKx filed its Pre-Merger Notification and Report Form on May 24, 2011. The required waiting period for the filings was scheduled to expire at 11:59 p.m., New York City time, on or about June 2, 2011, however, on May 27, 2011, the FTC and the Antitrust Division granted early termination of the waiting period, effective immediately.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CKX, INC.

By: Name:	/s/ Kelly S. Pontano Kelly S. Pontano
Title:	Senior Counsel & Vice President
Dated: June 1, 2011